David P. Oelman doelman@velaw.com

Tel 713.758.3708 Fax 713.615.5861

June 22, 2010

VIA EDGAR AND FACSIMILE

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Continental Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 1-32886

Dear Mr. Schwall:

On behalf of our client, Continental Resources, Inc. (the “Company”), we acknowledge receipt of your comment letter dated June 9, 2010 (the “Comment Letter”) regarding the Company’s response to your comments with respect to its Form 10-K for the Fiscal Year Ended December 31, 2009, filed February 26, 2010, File No. 001-32866.

We are working with the Company to prepare a response to the Comment Letter and furnish the requested supplemental information to the Staff. In light of the training, travel and vacation commitments of the technical staff of the Company whose input is essential in preparing a response to the Comment Letter, the Company will be delayed in furnishing its response to the Staff. The Company respectfully requests an extension of time to respond to the Comment Letter so that it can devote appropriate time and resources to consider the Staff’s comments. The Company expects to file all responses to and furnish all information required by the Comment Letter no later than Wednesday, July 14, 2010.

Very truly yours,

/s/ David P. Oelman

David P. Oelman

Cc:

Don Fischbach (Company)

John D. Hart (Company)

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